UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 25, 2020, Color Star Technology Co., Ltd., (the “Company,” previously known as Huitao Technology Co., Ltd.), Sunway Kids International Education Group Ltd. (“Sunway Kids”) the Company’s wholly owned subsidiary, and the former shareholders of Sunway Kids entered into an Amendment No. 2 (“Amendment”) to the Share Exchange Agreement dated December 31, 2019, as amended. Pursuant to the Amendment, the Company shall not make any the Earn-out Payment to the former shareholders of Sunway Kids since Sunway Kids has been unable to conduct its normal operations due to the COVID-19 pandemic and management of Sunway Kids believes it will be very difficult to achieve its projected financial results. A copy of the Amendment is attached hereto as Exhibit 99.1.

On the same date the Company, Sunway Kids and Yanliang Han (the “Purchaser”), entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Sunway Kids in exchange for cash consideration of $2.4 million consisting of $400,000 which shall be paid within a month of closing, and $2,000,000 to be paid in monthly installments of $200,000 over 10 months. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Sunway Kids and as a result, assume all assets and liabilities of all the subsidiaries and variable interest entities (the “VIE”) owned or controlled by Sunway Kids. A copy of the Disposition SPA is attached hereto as Exhibit 99.2.

The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the purchase price, the receipt of a valuation report from APA Consulting and Appraisal (or such other appraisal firm as approved by the Company’s board), and all consents required to be obtained from or made with any governmental authorities.

The transaction contemplated in the Amendment and the Disposition SPA both closed on June 25, 2020.

Below is the Company’s structure chart before the completion of the Disposition.

Below is the Company’s structure chart after the completion of the Disposition.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Amendment No. 2 to the Share Exchange Agreement dated June 25, 2020
99.2	Share Purchase Agreement dated June 25, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 26, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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